

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholder of
Venecredit Securities, Inc.
(A Wholly-owned Subsidiary of VBT Holdings, LTD)
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Venecredit Securities, Inc., (A Wholly-owned Subsidiary of VBT Holdings, LTD), (the "Broker-Dealer") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Of Exemption from the Computation for Determination of Reserve Requirements And Information Relating to Possession or Control Requirements Under Rule 15c3-3 Of the Securities And Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The Supplemental Information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Broker-Dealer's auditor since 2021.

BDO USA, LLP

March 30, 2021